Exhibit 99.1
Independent Auditor’s Report (Separate Financial Statements) of Shinhan Bank as of December 31, 2022

On March 6, 2023, Shinhan Bank, our wholly-owned bank subsidiary, filed its audit report with the Financial Supervisory Service and the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies and KOSPI Market Disclosure Regulation.

Please refer to the attached PDF file to see more details of Audit Reports with separate financial statements.